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12012274

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2012

Washington, DC

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SEC FILE NUMBER
8- 66550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPHB SECURITIES, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 SAINT JAMES PL, SUITE 125
            (No. and Street)

HOUSTON, TX 77056
  (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
132074
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEONARD H PATON   713.580.2710
                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
        (Name – *if individual, state last, first, middle name*)

4421 WANDA LANE   FLOWER MOUND,   TX   75022
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __LEONARD H PATON_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PPHB SECURITIES LP_____ , as
of _DECEMBER 31_____ , 20_11____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

STACY WALLACE SAPIO
Notary Public, State of Texas
My Commission Expires
February 21, 2015

_____
Signature

LEONARD H PATON, CCO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPHB SECURITIES, L.P.

FINANCIAL REPORT

DECEMBER 31, 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
PPHB Securities, L.P.

We have audited the accompanying statement of financial condition of PPHB Securities, L.P. as of December 31, 2011, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 16, 2012

1

PPHB SECURITIES, L.P.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$	179,021
TOTAL ASSETS	$	179,021

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	4,971
Income tax payable - state		56,139
TOTAL LIABILITIES		61,110
Partners' Capital		117,911
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	179,021

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

PPHB Securities, L.P., (the Partnership) was organized in April 2004 as a Texas limited partnership. The Partnership's customers are primarily oilfield service companies.

The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but will limit its business to the selling of oil and gas interests and merger and acquisition services, and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is Parks Paton Hoepfl & Brown, LLC, a Texas limited liability company (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

3

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

As of December 31, 2011, open Federal tax years subject to examination include the tax years ended December 31, 2008 through December 31, 2010.

Note 2 - <u>Net Capital Requirements</u>

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Partnership had net capital and net capital requirements of $117,911 and $5,000, respectively. The Partnership's net capital ratio was 0.52 to 1.

Note 3 - <u>Related Party Transactions/Economic Dependency</u>

The Partnership and PPHB, LP (PPHB) are both under the control of the General Partner and the Partnership is economically dependent on its Parent and PPHB. The existence of that control and dependency creates financial position significantly different than if the Companies were autonomous.

Note 4 - <u>Concentration of Credit Risk</u>

At various times during the year the Partnership maintains cash balances at a certain bank in excess of federally insured amounts.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 6 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2011, through February 16, 2012, the date which the financial statement were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Partnership's financial statement.